Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2003	2002 (1)	2001 (1)	2000 (1)	1999 (1)
Earnings:
Income before equity in earnings (loss) of equity investments	$90,921	$88,923	$87,510	$108,992	$116,638
Fixed charges before preferred distributions	101,144	89,417	91,305	104,337	91,420
Distributions from equity investments	27,404	27,195	26,651	30,294	18,606
Capitalized interest	—	(3,057)	(787)	(1,680)	(1,488)
Adjusted Earnings	$219,469	$202,478	$204,679	$241,943	$225,176

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and deferred financing fees)	$101,144	$86,360	$90,518	$102,657	$89,932
Capitalized interest	—	3,057	787	1,680	1,488
Preferred distributions	46,000	27,625	16,842	—	—
Combined Fixed Charges and Preferred Distributions	$147,144	$117,042	$108,147	$104,337	$91,420

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.5x	1.7x	1.9x	2.3x	2.5x

(1)                 Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.